UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2011

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant Information communication dated April 12, 2011 regarding share offering
2.	Relevant Information communication dated April 15, 2011 regarding ex-dividend date

Item 1

RELEVANT INFORMATION

INFORMATION REGARDING THE COMPANY’S PUBLIC OFFERING OF SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHTS

April 12, 2011 — Grupo Aval Acciones y Valores SA (“Grupo Aval”) successfully completed the largest share offering by a private company in Colombia.

Yesterday Grupo Aval completed the third public offering of its shares, following offerings in 1999, when our IPO took place, and in 2007. Grupo Aval again made headlines by carrying out a share offering in an amount unprecedented in the history of Colombia for a private company.

Offers to purchase shares reached approximately Ps 3.1 billion, or 300% of the base amount that was offered for sale. As the amount requested represents 150% of the maximum amount of the issue, the company will allocate shares worth approximately Ps 2 billion among investors, leaving an unmet demand of over Ps 1 trillion.

“We are very excited with the results. Grupo Aval is once again a leader in the Colombian capital markets, this time achieving the largest placement of shares to non-controlling shareholders of a national private company. This result reflects the ability of our excellent sales force, the commitment of our employees and the confidence in our business among Colombians. As a result of the efforts of our sales force and the stock brokers who participated in this offer, we received over 87,000 requests to purchase shares from all regions of the country. I think the result is even more impressive when you consider that Porvenir, the largest Pension Fund Administrator in the country cannot invest the contributions of its members in our shares, due to legal restrictions. We warmly welcome our new shareholders.” stated Luis Carlos Sarmiento Gutierrez, President of Grupo Aval.

Following the subscription period for the shares, which began on March 22, 2011 and ended on April 11, 2011, the shares will be allocated on April 25, 2011. Investors will have until May 9, 2011 to pay the outstanding balance. Beginning in June 2011, as resolved by the General Shareholders’ Meeting, the new shareholders will begin receiving monthly dividends at a rate of Ps 3.25 per share.

About Grupo Aval

Grupo Aval is the largest banking conglomerate in Colombia. It provides a full range of financial products and services in Colombia and Central America, comprising of traditional banking services such as deposits and loans, and including pension and severance fund administration. Grupo Aval consists of Banco de Bogotá, Banco de Occidente, Banco AV Villas, Banco Popular, BAC Credomatic in Central America, Corficolombiana, and Pension and Severance Fund Administrator Porvenir.

Item 2

RELEVANT INFORMATION

EX-DIVIDEND PERIOD

April 15, 2011 — Based on the Earnings Distribution Proposal approved by the Shareholders at its regular meeting on March 31, 2011, and taking into account the External Circular No. 13 of 1998 issued by the Superintendency of Securities (now the financial Superintendency) and Article 3.1.1.12 of Colombian Stock Exchange’s (“BCV”) General Rules and the information received from the CSE, we are informing the ex-dividend period for the payment of dividends for the period April to September 2011:

MONTH FOR ELIGIBILITY	START	END
April	April 1, 2011	April 1, 2011
May	April 14, 2011	May 2, 2011
June	May 18,2011	June 1, 2011
July	June 16,2011	July 1, 2011
August	July 15, 2011	August 1, 2011
September	August 18, 2011	September 1, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2011

Grupo Aval Acciones y Valores S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel